SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                          (Amendment No. __________)(1)

                           Mitel Networks Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      -----
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
                                 April 23, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|    Rule 13d-1(b)
         |_|    Rule 13d-1(c)
         |X|    Rule 13d-1(d)


----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               -----------------
                                       13G                     Page 2 of 7 Pages
                                                               -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Zarlink Semiconductor Inc./Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
  NUMBER OF      5    SOLE VOTING POWER                          10,000,000
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     6    SHARED VOTING POWER                                 0
  OWNED BY       ---------------------------------------------------------------
    EACH         7    SOLE DISPOSITIVE POWER                     10,000,000
 REPORTING       ---------------------------------------------------------------
PERSON WITH      8    SHARED DISPOSITIVE POWER                            0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               10,000,000*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES    |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

               CO
--------------------------------------------------------------------------------

*This amount does not include shares of capital stock beneficially owned by the other parties to the Shareholders Agreement, dated April 23, 2004, between Mitel Networks Corporation, EdgeStone Capital Equity Fund II-B GP, Inc., Mitel Systems Corporation, Mitel Knowledge Corporation, Zarlink Semiconductor Inc., Power Technology Investment Corporation, Wesley Clover Corporation and Terence H. Matthews, filed as Exhibit 99.1 hereto, as to which the Reporting Person disclaims beneficial ownership.

                                                               -----------------
                                       13G                     Page 3 of 7 Pages
                                                               -----------------
Item 1(a).  Name of Issuer:
            Mitel Networks Corporation
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
            350 Legget Drive, Ottawa, ON  K2K 2W7  Canada
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:
            Zarlink Semiconductor Inc.
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            400 March Road, Ottawa, Ontario  K2K 3H4  Canada
            --------------------------------------------------------------------

Item 2(c).  Citizenship:
            Canada
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:
            Common Shares
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            -----
            --------------------------------------------------------------------

                                                               -----------------
                                       13G                     Page 4 of 7 Pages
                                                               -----------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)   |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

      (d)   |_|   Investment company registered under Section 8 of the
                  Investment Company Act.

      (e)   |_|   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

      (g)   |_|   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(ii)(G);

      (h)   |_|   A savings association as defined in Section 3(b) of Federal
                  Deposit Insurance Act;

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;

      (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                                               -----------------
                                       13G                     Page 5 of 7 Pages
                                                               -----------------

Item 4.     Ownership.

                  Provide the following information regarding the aggregate
            number and percentage of the class of securities of the issuer identified in Item 1.

      (a)         Amount beneficially owned as of April 23, 2004:*

                  10,000,000 common shares
                  --------------------------------------------------------------

      (b)         Percent of class:*

                  9.0%
                  --------------------------------------------------------------

      (c) Number of shares as to which such person has as of April 23, 2004:

      (i)         Sole power to vote or to direct the vote 10,000,000 shares,

      (ii)        Shared power to vote or to direct the vote 0 shares,

      (iii) Sole power to dispose or to direct the disposition of 10,000,000 shares,

      (iv) Shared power to dispose or to direct the disposition of 0 shares,

*Amount and percent of class beneficially owned on:

      December 31, 2002 - 10,000,000 common shares - 8.7%

                                                               -----------------
                                       13G                     Page 6 of 7 Pages
                                                               -----------------

Item 5.     Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Members of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification.

            N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          April 30, 2004
                                          --------------------------------------
                                                          (Date)

                                          ZARLINK SEMICONDUCTOR INC.

                                      By: /s/ Donald G. McIntyre
                                          --------------------------------------
                                                        (Signature)

                                          Donald G. McIntyre
                                          Senior Vice President Human Resources,
                                          General Counsel and Secretary
                                          --------------------------------------
                                                        (Name/Title)